Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a letter sent to JDA customers on November 5, 2009 regarding JDA’s proposed acquisition of i2.

November 5, 2009
JDA Software to Acquire i2 Technologies
Dear Valued JDA Customers,
I am pleased to inform you that JDA Software Group, Inc. has today entered into a definitive merger agreement with i2 Technologies, Inc., through which our company will acquire all of the outstanding equity of i2. The deal is currently scheduled to close during the first quarter of 2010.
JDA had initially announced our intent to acquire i2 in August 2008 and we were greatly disappointed that the impact of the global financial crisis prevented us from closing the deal last year. We believed at the time — and still do today — that this merger is the right move for both JDA and i2 as it creates a powerful company with the market’s largest and most experienced team of supply chain professionals capable of innovating in the fields of planning, optimization and execution.
With the conditions in the financial markets stabilizing, we are now pleased to re-engage with i2 and have a high degree of certainty in our ability to successfully move forward with finalizing the acquisition. We would like to share with you some of the reasons influencing our actions:
•	Help Our Customers Succeed in the “New Normal.” The challenges of the global financial crisis continue to be at the forefront of corporate thinking worldwide and have most likely had some impact on how your company operates. The merger of JDA and i2 will establish a company with the greatest potential for innovation and service targeted at improving business results in what many believe is the new normal business environment. Our combined resources, talents and track record create a platform for accelerated innovation, expanded service and support, and improved delivery of customer results.

•	Gain More from Your Current Investment. The combination of our companies creates new scale and capabilities that will allow us to offer a comprehensive array of services designed to maximize your value from JDA solutions. The combined company will be able to provide unrivalled traditional implementation services, education services, technical services, managed services and support services including on demand solutions; all with deep domain expertise. This flexibility and scale will also create efficiencies that will allow us to deliver unmatched value whether provided by our on-shore expertise or our substantial offshore presence.

•	Accelerate Solution Innovation. JDA and i2 are proud of our reputations for innovation and thought leadership. Combining our resources and talents into a single organization will allow for greater scale to take planning, optimization and execution to the next level. While creating innovations capable of bringing new levels of optimization to your business, we will maintain our focus on investment protection, ensuring that you can maximize your value from our solutions with the minimum of disruption and cost.

•	Provide Financial Leverage for Additional Economies of Scale. By becoming a more formidable Tier 1/Tier 2 solutions provider, the combined company will be positioned to achieve superior financial results through synergies and economies of scale. These savings will support our long-term investment in the future of your products.

Current Information on Acquisition
To ensure that all interested parties have access to the latest updates, visit www.jda.com to view:
•	Press Release Announcing JDA’s Intent to Acquire i2

•	Presentation on JDA’s Pending Acquisition of i2
We thank you for your business and look forward to adding even more value to our business relationship in the years ahead.
Sincerely,
Hamish Brewer
Chief Executive Officer
JDA Software Group, Inc.